SPHERE 3D CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sphere 3D Corporation (the “Corporation”)
240 Matheson Boulevard East
Mississauga, Ontario
L4Z 1X1

Item 2	Date of Material Change

March 21, 2014

Item 3	News Release

The news releases attached hereto as Schedules “A” and “B” issued by the Corporation and disseminated via Newsfile Corp. on March 21, 2014 and are available on the Corporation’s profile at www.sedar.com.

Item 4	Summary of Material Change

On March 21, 2014, the Corporation announced that it has completed a financing with FBC Holdings S.A.R.L., a wholly-owned subsidiary of Cyrus Capital Partners L.P. (collectively, “Cyrus”), whereby Cyrus subscribed for a convertible secured debenture of the Corporation in the principal amount of U.S. $5,000,000 (the “Debenture”).

On March 21, 2014, the Corporation also announced that it has closed its previously announced transaction to acquire all the assets, including patents, trademarks and other intellectual property of V3 Systems, Inc. (“V3 Systems”).

Item 5	Full Description of Material Change

The news release attached hereto as Schedule “A” provides a full description of the material change.

On March 21, 2014, the Corporation announced that it has entered into a Debenture with Cyrus for U.S. $5,000,000. The Debenture has a four year term maturing on March 21, 2018, bears interest at 8% per annum, to be paid semi-annually in cash or shares at the option of the Corporation. The Debenture is convertible at any time into common shares in the capital of the Corporation (the “Conversion Right”) at a price of U.S. $7.50 (the “Conversion Price”). The Corporation shall have the right to force the conversion of the Debenture if the trading price of the common shares for 10 successive days in which the shares actually trade on the TSX Venture Exchange (the “TSXV”) or other principal exchange, exceeds 150% of the Conversion Price. In addition, the Corporation shall have the right to repay in full the outstanding balance owing under the Debenture at any time during the first 12 months of the term for an amount equal 120% of the balance then outstanding and at any time during the second year of the term for an amount equal 125% of the balance then outstanding.

The Corporation and each subsidiary has granted a first ranking security interest in favour of Cyrus against all of their assets, save and except that Cyrus has agreed to subordinate its security interest in favour of a loan facility to be provided to the Corporation by a bank or commercial lender not to exceed U.S. $3,000,000. There are no restrictions on the Corporation entering into additional unsecured indebtedness.

The Debenture and any common shares issued upon exercise of the Conversion Right are subject to a four-month hold period from the issuance date of the Debenture in accordance with the policies of the TSXV and applicable securities laws. No broker or other fees are payable by the Corporation in connection with entering into of the Debenture. The proceeds of the Debenture will be used to partially fund the Corporation’s previously announced transaction to purchase substantially all of the assets of V3 Systems and for sales and marketing, general corporate and working capital purposes.

On March 21, 2014, the Corporation also announced that it has closed its previously announced transaction to acquire all the assets, including patents, trademarks and other intellectual property of V3 Systems, a leader in providing VDI architecture, software and hybrid Desktop-as-a-Service solutions.

As per its press release dated February 11, 2014, the Corporation paid a purchase price of U.S. $9.7 million with $4.0 million in cash (less any amounts received on an interim basis prior to closing) and issued 1,089,867 common shares of the common stock of the Corporation. In addition, V3 Systems shall be entitled to receive an earn-out based on achieving certain milestones in revenue and gross margin of up to a further U.S. $5.0 million (the “Earn-Out”), payable at the discretion of Sphere 3D in cash or shares (up to a maximum of 1,051,414 common shares), to be priced at a 20-day weighted average price calculated at the time(s) the Earn-Out is realized. The Earn-Out is based on a sliding scale of revenue of the V3 Systems business (subject to minimum margin realization), subject to a maximum payment of U.S. $5.0 million upon earn-out revenue of U.S. $12.5 million.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The executive officer who is knowledgeable about this material change report is Scott Worthington, Chief Financial Officer of the Corporation, at (416) 749-5999.

Item 9	Date of Report

DATED this 25th day of March, 2014.

SCHEDULE “A”

PRESS RELEASE

Sphere 3D Closes U.S. $5 Million Convertible Debt Financing
Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – March 21st, 2014 – Sphere 3D Corporation (TSXV-ANY) (the “Company”), developer of Glassware 2.0™ foundational thin client technology, announced today it has completed a financing with FBC Holdings S.A.R.L., an entity whose ultimate shareholders are managed by Cyrus Capital Partners, L.P. (collectively, “FBC”), whereby FBC subscribed for a convertible secured debenture of the Corporation in the principal amount of U.S. $5,000,000.

The Debenture matures on March 21, 2018, being the fourth anniversary of the date of issuance, and bears interest at 8% per annum, to be paid semi-annually in arrears, in cash or shares at the option of the Corporation. The Debenture is convertible at any time into common shares in the capital of the Corporation (the “Conversion Right”) at U.S. $7.50 per share (the “Conversion Price”). The Corporation shall have the right to force FBC to convert the Debenture if the trading price of the common shares for 10 successive days in which the shares actually trade on the TSX Venture Exchange (the “TSXV”) or other principal exchange, exceeds 150% of the Conversion Price.

The Debenture and any common shares issued upon exercise of the Conversion Right are subject to a four-month hold period from the issuance date of the Debenture in accordance with the policies of the TSXV and applicable securities laws. No broker or other fees are payable by the Corporation in connection with entering into of the Debenture. The proceeds of the Debenture will be used to partially fund the Corporation’s previously announced transaction to purchase substantially all of the assets of V3 Systems, Inc., and for sales and marketing, general corporate and working capital purposes.

The Debenture and any common shares issued upon exercise of the Conversion Right have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

On March 21, 2014, the Corporation also announced that it has closed its previously announced transaction to acquire all the assets, including patents, trademarks and other intellectual property of V3 Systems, Inc. (“V3 Systems”), a leader in providing VDI architecture, software and hybrid Desktop-as-a-Service (DaaS) solutions.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements
This release contains forward-looking statements, including, without limitation, the use of the net proceeds of the Offering. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

SCHEDULE “B”

PRESS RELEASE

Sphere 3D Completes Acquisition of V3 Systems

Mississauga, Ontario – March 21st, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF) (“Sphere 3D” or the “Company”), a virtualization technology solution provider making it possible for incompatible devices and applications to run over the cloud, today announced that it completed the acquisition of all of the assets and operations of privately held V3 Systems Inc. (“V3”), a leader in providing VDI architecture, software and hybrid Desktop-as-a-Service (DaaS) solutions.

The acquisition includes V3 Desktop Cloud Orchestrator ® (“DCO”), software developed from the ground up to enable the desktop administrator to quickly and efficiently meet the needs for day-to-day management of virtual desktops in a secure, centralized console. DCO provides automatic replication of persistent virtual desktops; enabling a seamless pool movement between V3 Appliances when needed for failover or scheduled maintenance.

V3’s Desktop Cloud Computing solution represents a quantum leap in the way desktop virtualization is designed and deployed from a hardware, software and delivery perspective. Customers across a variety of industries, including professional services, healthcare, education, and government, within the United States, Canada and Europe have been using V3’s award winning technology since 2010.

“With this asset acquisition now complete, we can focus on finalizing the integration of V3’s appliance-based approach with the Glassware 2.0™ platform. This will allow for drop-in deployments of virtual applications to complement V3’s drop-in deployment model of full virtual desktops; all at a fraction of the complication, overhead and timelines of traditional VDI or DaaS deployments,” said Sphere 3D CEO Peter Tassiopoulos.

The Company further reports that included in the purchased V3 assets is the right to acquire the assets of Celio Technology Corporation (“Celio”). Celio is the creator of the patented REDFLY® series of products, including ScreenSlider mobile technologies. REDFLY® enabled solutions are designed to support mobile computing productivity applications focused on accessing content across mobile computing devices and providing interoperability with remote displays. The Company is currently in the process of completing its due diligence on these assets and additional information relating to Celio will be released in due course.

Sphere 3D will maintain an office in Salt Lake City, Utah and operate V3 under the direction of Ric Lindstrom, President of V3 Systems. The Company is also pleased to report that it has established a demonstration lab, which includes servers that are provisioned with Glassware 2.0™ at this facility in Utah.

The purchased assets acquired include, all software, source code, IP, trademarks, supplier contracts, customer contracts, assignment of all software, hardware and services revenue and other assets that are required to operate the business.

Sphere 3D paid a purchase price of USD $9.7 million in cash and stock with a potential earn-out of up to USD $5 million, subject to various revenue and margin requirements. Additional details can be found in our Press Release of February 11th, 2014. The transaction was negotiated at arms-length and no finder’s fees were paid in connection with closing.

The shares issued are subject to resale restrictions of four months and one day as per applicable Canadian securities laws. In addition, the shares issued as part of this transaction are subject to restrictions as per applicable U.S. Securities Act federal and state securities laws.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Email: peter@sphere3d.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

About V3 Systems, Inc.
Founded in 2010 and based in Salt Lake City, Utah, V3 is the creator of the Desktop Cloud Orchestrator® virtualization management software which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments as well as the V3 Appliances; a series of purpose-built, compact, efficient and easy-to-manage servers. V3 has revolutionized the speed, ease of use, deployment and even the size of the data center required for virtual desktop infrastructure. For additional information visit www.v3sys.com.

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.